MILLBURN RIDGEFIELD CORPORATION

                             411 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830

                                  203-625-7554



                                   May 1, 2006


BY EDGAR AND OVERNIGHT MAIL

Mr. Steven Jacobs
   Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

               Re: NESTOR PARTNERS ("REGISTRANT" OR "NESTOR" OR THE "COMPANY"); FORM 10-K FOR THE YEAR ENDED DECEMBER 31,
                    2005; FILE NO. 000-50725
                    ------------------------------------------------------------

Dear Sir:

                  We are writing in response to your comment letter dated April 21, 2006 (the "Letter"), relating to the above-referenced filing. Subsequent to Registrant's receipt of the Letter and as instructed in the Letter, Gregg Buckbinder, acting as Chief Financial Officer of Millburn Ridgefield Corporation, the general partner of Nestor, spoke by telephone to you and Kelly McCusker, Staff Accountant (the "Telephone Conversations"). As discussed in the Telephone Conversations, Registrant is responding to the Letter in the form of this correspondence, but is not amending the relevant disclosure in the above-referenced filing. As further agreed during the Telephone Conversations, Registrant's future filings will contain the language requested in the Letter. For your convenience, the comment included in the Letter is set forth verbatim below in italics, together with Registrant's response thereto.

FORM 10K FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 3 - PROFIT SHARE ALLOCATION

1. WE NOTE THAT FROM YOUR DISCLOSURE IN NOTE 1 THAT "LIMITED PARTNERS, SPECIAL LIMITED PARTNERS, NEW PROFIT MEMO ACCOUNT, AND THE GENERAL PARTNER SHARE IN THE PROFITS AND LOSSES OF THE PARTNERSHIP...ON THE BASIS OF THEIR PROPORTIONATE INTERESTS OF PARTNERSHIP CAPITAL." PLEASE ADVISE US AND REVISE YOUR DISCLOSURE TO EXPLAIN WHY INCOME WAS ALLOCATED TO THE SPECIAL LIMITED PARTNERS AND GENERAL PARTNER FOR PERIODS IN WHICH LOSSES WERE ALLOCATED TO THE LIMITED PARTNERS. IN ADDITION, PLEASE CLARIFY THE AMOUNT AT WHICH EACH PARTNERSHIP UNIT CAN BE REDEEMED.

The relevant disclosure will be modified in future filings as follows (additions are indicated by bold and double underline and deletions are indicated by strike through):

MILLBURN RIDGEFIELD CORPORATION

Mr. Steven Jacobs
Securities and Exchange Commission
May 1, 2006
Page 2




1. ORGANIZATION OF THE PARTNERSHIP
       Nestor Partners (the "Partnership") is a limited partnership, which was organized in 1976 under the New Jersey Uniform Limited Partnership Act. The Limited Partnership Agreement (the "Agreement") was amended and restated as of April 5, 2004. The Partnership engages in the speculative trading of futures and forward currency contracts. The instruments that are traded by the Partnership are volatile and involve a high degree of market risk.

       The General Partner of the Partnership is Millburn Ridgefield Corporation (the "General Partner"). Principals, employees, former employees, and other affiliates of the General Partner have invested in the Partnership as special limited partners.

       The Agreement provides that subject to certain limitations, the General Partner shall conduct and manage the business of the Partnership. The General Partner has the right to make all investment decisions regarding the Partnership, authorize the payments of distributions to partners, enter into customer agreements with brokers, and take such other actions, as it deems necessary or desirable, to manage the business of the Partnership.

       The limited partners, special limited partners, New Profit Memo Account, and the General Partner share in the profits and losses of the Partnership, which are determined before brokerage fees (Note 2) and profit share allocations on the basis of their proportionate interests of Partnership capital (Note 3). THE GENERAL PARTNER AND SPECIAL LIMITED PARTNERS ARE CHARGED LOWER BROKERAGE FEES THAN LIMITED PARTNERS, WHICH IN 2004 AND 2003 RESULTED IN THE GENERAL PARTNER AND SPECIAL LIMITED PARTNERS EXPERIENCING NET GAINS AND THE LIMITED PARTNERS, IN AGGREGATE, NET LOSSES. No limited partner or special limited partner shall be liable for Partnership obligations in excess of their capital contribution plus profits allocated to their capital accounts, if any.

       Subject to certain conditions, a partnermay withdraw/redeem part or all of his capital contribution and undistributed profits, if any, from the Partnership as of the end of any month HAS THE RIGHT TO REDEEM ALL OR A PORTION OF ITS PARTNERSHIP CAPITAL AS OF ANY MONTH-END UPON FIFTEEN DAYS' PRIOR WRITTEN NOTICE TO THE GENERAL PARTNER. IN ITS SOLE DISCRETION, THE GENERAL PARTNER MAY PERMIT REDEMPTIONS ON SHORTER NOTICE OR AS OF A DATE OTHER THAN MONTH-END. PARTNERS WHO PURCHASED THEIR INTERESTS THROUGH CERTAIN SELLING AGENTS AND REDEEM THEIR PARTNERSHIP CAPITAL PRIOR TO THE ONE-YEAR ANNIVERSARY OF THEIR SUBSCRIPTION WILL PAY THE APPLICABLE EARLY REDEMPTION FEE. REDEMPTIONS WILL BE MADE AS OF THE LAST DAY OF THE MONTH FOR AN AMOUNT EQUAL TO THE NET ASSET VALUE OF THE PORTION OF A PARTNER'S CAPITAL BEING REDEEMED; A REDEEMING PARTNER SHALL RECEIVE SUCH REDEEMED CAPITAL LESS THE REDEMPTION FEE, IF ANY.

MILLBURN RIDGEFIELD CORPORATION

Mr. Steven Jacobs
Securities and Exchange Commission
May 1, 2006
Page 3


       The General Partner, subject to Commodity Futures Trading Commission requirements, may (at its discretion) sell additional Limited Partnership Interests to persons desiring to become limited partners.

       The Partnership will terminate on October 31, 2017, or in the event of certain other circumstances, as defined in the Agreement.

       At December 31, 2003, the number of partners in the Partnership exceeded
       500. As a result, pursuant to the requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), the Partnership filed a registration statement on Form 10 with the Securities and Exchange Commission on April 29, 2004, and became subject to the periodic reporting requirements of the Act.

3.  PROFIT SHARE ALLOCATION

       The Agreement provides that the General Partner's profit share equal to 20% of Trading Profits (as defined in the Agreement) at the end of each year is charged to the limited partners' capital accounts. However, for limited partners' withdrawals during the year, the profit share calculation shall be computed as though the withdrawal date was at year end. BECAUSE LIMITED PARTNERS MAY PURCHASE THEIR PARTNERSHIP INTERESTS AT DIFFERENT TIMES, THEY MAY RECOGNIZE DIFFERENT AMOUNTS OF TRADING PROFITS. EACH LIMITED PARTNER PAYS A PROFIT SHARE ONLY ON TRADING PROFITS APPLICABLE TO ITS PARTNERSHIP INTEREST. LIMITED PARTNERS WHO MAKE MULTIPLE INVESTMENTS IN THE PARTNERSHIP RECEIVE SEPARATE PARTNERSHIP INTERESTS FOR PURPOSES OF TRACKING THE PROFIT SHARE. ACCORDINGLY, IN ANY GIVEN YEAR, SOME LIMITED PARTNERS MAY EXPERIENCE NET GAINS AND BE CHARGED THE 20% PROFIT SHARE ALLOCATION FOR ALL OR A PORTION OF THEIR INTERESTS WHERE LIMITED PARTNERS IN THE AGGREGATE EXPERIENCED NET LOSSES.

       Any profit share charged is added to the General Partner's capital account to the extent net taxable capital gains are allocated to the General Partner, and the remainder, if any, of such profit share is added to the New Profit Memo Account. The General Partner may not make any withdrawal from the balance in the New Profit Memo Account. If, at the end of a subsequent year, net taxable gains are allocated to the General Partner in excess of such year's profit share, a corresponding amount is transferred from the New Profit memo account to the General Partner's capital account.

                                     * * * *

MILLBURN RIDGEFIELD CORPORATION

Mr. Steven Jacobs
Securities and Exchange Commission
May 1, 2006
Page 4


        As requested in the Letter, the company hereby acknowledges that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

                  If you have further comments or questions or we may be of further assistance, please contact me at (212) 332-7300.

                                           Sincerely,



                                           /S/  GREGG BUCKBINDER
                                           ---------------------
                                           Gregg Buckbinder
                                           Chief Financial Officer,
                                           Millburn Ridgefield Corporation,
                                           General Partner



cc:      James Biery
         Steven M. Felsenthal